Exhibit T3E.2

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation:

Sherritt International Corporation (the “Corporation” or “Sherritt”)

22 Adelaide Street West, Suite 4220

Bay Adelaide Centre – East Tower

Toronto, Ontario M5H 4E3

2.	Date of Material Change:

June 10, 2020

3.	News Release:

On June 10, 2020, a news release was issued and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Sherritt is a reporting issuer in the normal course of its dissemination. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change:

On June 10, 2020, Sherritt announced that it has amended certain terms of its previously announced transaction to improve its capital structure (the “Transaction”), described in the Corporation’s management information circular dated March 6, 2020 (the “Information Circular”), following discussions with certain holders of the Corporation’s outstanding (i) 8.00% senior unsecured debentures due 2021, (ii) 7.50% senior unsecured debentures due 2023, and (iii) 7.875% senior unsecured notes due 2025 (the “Existing Notes”) that entered into confidentiality agreements with the Corporation.

The amendments to the terms of the Transaction (the “Amended Terms”) include (i) an increase in the aggregate principal amount of new 8.50% second lien notes (the “New Second Lien Notes”) to an amount equal to 54% of the aggregate principal amount of the Existing Notes to be exchanged plus the amount of accrued and unpaid interest owing in respect of such Existing Notes, (ii) certain amendments to the terms of the New Second Lien Notes, and (iii) an additional $75 million of new 10.75% junior unsecured notes to be issued as additional consideration for the exchange for the Existing Notes.

The Corporation also announced on June 10, 2020 that it has entered into support agreements with all of the holders of the Corporation’s Existing Notes that had entered into confidentiality agreements with the Corporation in connection with the Transaction (the “Supporting Noteholders”), holding approximately $90 million of Existing Notes in the aggregate. All such Supporting Noteholders have agreed to vote in favour of the Corporation’s plan of arrangement (the “Plan of Arrangement”) pursuant to which the Transaction is to be implemented in the Corporation’s proceedings under the Canada Business Corporations Act, which Plan of Arrangement will be amended by the Corporation to reflect the Amended Terms. The approximately $90 million of Existing Notes held by the Supporting Noteholders to be voted in favour of the Plan of Arrangement are in addition to the approximately $230 million of Existing Notes that have been voted in favour of the Plan of Arrangement as at the end of April 7, 2020. The redacted form of support agreement entered into with the Supporting Noteholders has been made available under Sherritt’s SEDAR profile at www.sedar.com.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

5.2	Disclosure for Restructuring Transactions

N/A

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6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information concerning the material change described herein, please contact Ward Sellers, Senior Vice President, General Counsel and Corporate Secretary at 1 800 704 6698 (toll free from within North America) or 1 416 924 4551 (outside North America).

9.	Date of Report:

June 11, 2020

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Schedule A

See attached.

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NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

Sherritt Announces Amendments to its Transaction to Improve

its Capital Structure and Additional Noteholder Support

Toronto, ON, June 10, 2020 – Sherritt International Corporation (“Sherritt” or the “Corporation”) (TSX:S) announced today that it has amended certain terms of its previously announced transaction to improve its capital structure (the “Transaction”), described in the Corporation’s management information circular dated March 6, 2020 (the “Information Circular”), following discussions with certain holders of the Corporation’s Existing Notes (as defined below) that entered into confidentiality agreements with the Corporation.

The amendments to the terms of the Transaction (the “Amended Terms”) include (i) an increase in the aggregate principal amount of New Second Lien Notes (as defined below) to an amount equal to 54% of the aggregate principal amount of the Existing Notes to be exchanged plus the amount of accrued and unpaid interest owing in respect of such Existing Notes, (ii) certain amendments to the terms of the New Second Lien Notes, and (iii) an additional $75 million of New Junior Notes (as defined below) to be issued as additional consideration for the exchange for the Existing Notes, as discussed further below.

“A consensual transaction supported by our stakeholders has been a key focus for Sherritt,” said David Pathe, President and CEO of Sherritt. “We believe the amended terms deliver increased benefits to affected noteholders and that the transaction provides the best available alternative to address our pending debt maturities and liquidity constraints. We believe the transaction is in the best interests of the company and our stakeholders, and that we will receive additional levels of support following the announcement of the amended terms. Sherritt’s board of directors and management team recommend that all affected debtholders vote in favour of the transaction.”

The Corporation also announced today that it has entered into support agreements with all of the holders of the Corporation’s Existing Notes that had entered into confidentiality agreements with the Corporation in connection with the Transaction (the “Supporting Noteholders”), holding approximately $90 million of Existing Notes in the aggregate. All such Supporting Noteholder have agreed to vote in favour of the Corporation’s plan of arrangement (the “Plan of Arrangement”) pursuant to which the Transaction is to be implemented in the Corporation’s proceedings under the Canada Business Corporations Act (the “CBCA”), which Plan of Arrangement will be amended by the Corporation to reflect the Amended Terms. The approximately $90 million of Existing Notes held by the Supporting Noteholders to be voted in favour of the Plan of Arrangement are in addition to the approximately $230 million of Existing Notes that have been voted in favour of the Plan of Arrangement as at the end of April 7, 2020. Based on the Amended Terms announced today, the Corporation anticipates additional support for the Transaction in advance of the meeting of debtholders to be held to vote on the Plan of Arrangement (the “Debtholders’ Meeting”).

Sherritt intends to extend the early consent date (the “Early Consent Date”) by which holders of Existing Notes (the “Noteholders”) must vote in favour of the Plan of Arrangement in order to be eligible to receive early consent cash consideration in an amount equal to 3% of the principal amount of the Existing Notes voted in favour of the Plan of Arrangement by the Early Consent

Date and held by such Noteholder on the implementation date of the Plan of Arrangement (the “Noteholder Early Consent Cash Consideration”) as additional consideration for the exchange of their Existing Notes pursuant to the Plan of Arrangement. Additional information in respect of the Early Consent Date will be issued by the Corporation by way of a further news release in due course. Noteholders who previously submitted their votes in favour of the Plan of Arrangement prior to the previous Early Consent Date of April 7, 2020 will not be required to re-submit their votes in order to be eligible for Noteholder Early Consent Cash Consideration, provided such Noteholders do not withdraw or change their previously submitted votes and otherwise comply with the requirements under the Plan of Arrangement.

Amended Terms

The terms of the Transaction announced on February 26, 2020, are set out in detail in the Information Circular previously mailed to affected debtholders and shareholders of the Corporation as at the record date of March 6, 2020. In addition, the Amended Terms of the Transaction include the following key revised terms:

Amendments to New Second Lien Notes

•

The aggregate principal amount of the new 8.50% second lien notes (the “New Second Lien Notes”) to be issued by Sherritt pursuant to the Plan of Arrangement as partial consideration in exchange for the Corporation’s outstanding (i) 8.00% senior unsecured debentures due 2021, (ii) 7.50% senior unsecured debentures due 2023, and (iii) 7.875% senior unsecured notes due 2025 (collectively, the “Existing Notes”) will be increased to be an aggregate principal amount equal to (i) 54% of the principal amount of Existing Notes outstanding on the implementation date of the Transaction (the “Effective Date”), plus (ii) the amount of accrued and unpaid interest owing in respect of such Existing Notes up to but not including the Effective Date.

•

The final principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued and unpaid in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of August 31, 2020, the aggregate principal amount of New Second Lien Notes would be approximately $357.6 million.

•

The terms of the New Second Lien Notes described in the Information Circular and set out in the form of new second lien notes indenture (the “New Second Lien Notes Indenture”) filed by Sherritt on SEDAR on March 24, 2020 shall be amended to include the following:

•	the maturity date of the New Second Lien Notes shall be amended from April 30, 2027 to November 30, 2026;

•

the redemption price (i) in respect of any optional redemption by Sherritt of the New Second Lien Notes in advance of the maturity date, and (ii) on the maturity date shall in each case be 107% of the principal amount of New Second Lien Notes so redeemed, provided that the aggregate amount of all premium payments paid by Sherritt with respect to the foregoing shall collectively not be less than $25 million; and

•	the purchase price on a Change of Control Offer (as defined in the New Second Lien Notes Indenture) shall be amended from 101% to 107%.

Additional New Junior Notes

•

Sherritt shall also issue $75 million of new 10.75% unsecured notes (the “New Junior Notes”) to Noteholders pursuant to the Plan of Arrangement as additional consideration in exchange for the Existing Notes. Each Noteholder shall be entitled to its pro rata share of such New Junior Notes pursuant to the Plan of Arrangement.

•	Among other terms, the New Junior Notes will have a 2029 maturity and interest shall be payable semi-annually in cash or in kind, at Sherritt’s election.

The revised form of the New Second Lien Notes Indenture incorporating the amendments to the New Second Lien Notes, the form of indenture in respect of the New Junior Notes (the “New Junior Notes Indenture”) setting out the detailed terms of the New Junior Notes, and the amended version of the Plan of Arrangement will each be made available under Sherritt’s SEDAR profile at www.sedar.com and on Sherritt’s website at www.sherritt.com in due course. Sherritt intends to issue a further news release once such materials have been filed and will also provide further information on the Debtholders’ Meeting in respect of the Plan of Arrangement and the meeting of shareholders in respect of the Corporation’s reduction of the stated capital of its common shares (the “Shareholders’ Meeting”, and together with the Debtholders’ Meeting, the “Meetings”), the revised deadline for submitting proxies, voting instructions and elections in respect of such Meetings, and the extended Early Consent Date for Noteholders. At this time, the Corporation anticipates that the Meetings will be held in July and that, subject to the satisfaction or waiver of all applicable conditions, the Transaction will be implemented by the end of August 2020.

Sherritt believes that the Transaction is in the best interests of the Corporation and its stakeholders considering all current circumstances. Sherritt believes that the Amended Terms provide additional benefits to the holders of the Existing Notes, are fair and reasonable, and are in the best interests of the Corporation and its stakeholders in the circumstances. Sherritt and its board of directors encourage all affected debtholders to vote in favour of the Plan of Arrangement to implement the Transaction.

This news release is not an offer of securities for sale in the United States. The securities to be issued pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. The securities to be issued pursuant to the Transaction will be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act (and similar exemptions under applicable state securities laws).

Annual General Meeting of Shareholders

Sherritt also announced today that it has postponed the scheduling of its annual general meeting of shareholders (the “AGM”) until after the Transaction is completed. Sherritt will provide an update on the timing of its AGM once details are confirmed.

About Sherritt

Sherritt is a world leader in the mining and refining of nickel and cobalt from lateritic ores with projects, operations and investments in Canada, Cuba and Madagascar. The Corporation is the

largest independent energy producer in Cuba, with extensive oil and power operations across the island. Sherritt licenses its proprietary technologies and provides metallurgical services to mining and refining operations worldwide. The Corporation’s common shares are listed on the Toronto Stock Exchange under the symbol “S”.

For more information, please contact:

Joe Racanelli, Director of Investor Relations

Telephone: 416-935-2457

Email: investor@sherritt.com

www.sherritt.com

Forward-Looking Statements

This news release contains certain forward-looking statements. Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements set out in this news release relating to: certain terms of the Transaction, including certain terms of the New Second Lien Notes and the New Junior Notes; amendments to the Plan of Arrangement; the support for the Plan of Arrangement by the Supporting Noteholders and anticipated additional support from debtholders; the extension of the Early Consent Date; eligibility for Noteholder Early Consent Cash Consideration; provision of additional information by the Corporation in respect of the Early Consent Date; the calculation of the final amount of the New Second Lien Notes and the potential timing for implementing the Transaction; the public filing by the Corporation of the revised New Second Lien Notes Indenture, the New Junior Notes Indenture and the amended Plan of Arrangement; the provision of additional information by the Corporation in respect of the Meetings, voting at such Meetings, the deadline for submitting proxies, voting instructions and elections and the Early Consent Date; the anticipated timing for the Meetings and implementation of the Transaction; the impact of the Amended Terms and the Transaction on stakeholders; the timing of the AGM and the provision of additional information by the Corporation with respect thereto.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events, including matters relating to the proposed Transaction; commodity and product prices and demand; the level of liquidity; production results; realized prices for production; earnings and revenues; and certain objectives, goals and plans. By their nature, forward looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results or payments may differ materially from such predictions, forecasts, conclusions or projections.

The Corporation cautions readers of this news release not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, risks associated with the ability of the Corporation to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Transaction; the ability of the Corporation to achieve its financial goals; the ability of the Corporation to operate in the ordinary course during the CBCA proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; the ability of the Corporation to continue as a going concern; the ability of the Corporation to continue to realize its assets and discharge its liabilities and commitments; the Corporation’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations); the ability of the Corporation to stabilize its business and financial condition; the ability of the Corporation to implement and successfully achieve its business priorities; the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements; the general regulatory environment in which the Corporation operates; the tax treatment of the Corporation and the materiality of any legal and regulatory proceedings; the general economic, financial, market and political conditions impacting the industry and markets in which the Corporation operates; the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations; the ability of the Corporation to generate sufficient cash flow from operations; the impact of competition; the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Corporation’s efforts to restructure its debt obligations); the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation; and the impact on business operations of the Corporation resulting from the COVID-19 pandemic and the responses of government and the public to the pandemic, matters relating to the Meetings, including attending such Meetings and the timing thereof, and the implementation of the Transaction and timing thereof. Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this news release and in the Corporation’s other documents filed with the Canadian securities authorities, including without limitation the Management’s Discussion and Analysis of the Corporation for the year ended December 31, 2019, and the Annual Information Form of the Corporation dated March 19, 2020 for the period ending December 31, 2019, which are available on SEDAR at www.sedar.com.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this news release and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements. The forward-looking information and statements contained in this news release are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.